Exhibit 99.1

IsoEnergy Confirms High-Grade Uranium Intersections Along the Hurricane South Trend, Including up to 15.4% U₃O₈ 500 m East of the Deposit

TORONTO, Nov. 5, 2026 /CNW/ - IsoEnergy Ltd. ("IsoEnergy", or the "Company") (NYSE American: ISOU) (TSX: ISO) is pleased to announce assay results received to date from its completed 2026 summer exploration drilling program at the Larocque East project (the "Project"), which hosts the high-grade Hurricane deposit ("Hurricane" or the "Deposit"), in the eastern Athabasca Basin, Canada. The results confirm high-grade uranium mineralization in multiple holes along the Hurricane South Trend, both within the Deposit's southern footprint and along strike to the east, including approximately 500 m beyond the Deposit. Uranium assays confirm previously released RS-125 spectrometer radioactivity results (see news release dated September 8, 2026).

Hurricane hosts a current Mineral Resource of 48.6 Mlb U₃O₈ at 34.5% U₃O₈ Indicated, and 2.7 Mlb U₃O₈ at 2.2% U₃O₈ Inferred (see "Qualified Person Statement" below). The Project benefits from excellent infrastructure, located approximately 40 km northwest of the McClean Lake mill, and features relatively shallow mineralization at approximately 325 m depth, supporting efficient exploration and future development optionality. The Deposit is located on the Larocque Trend, an important regional structure that also hosts other notable high-grade occurrences including those on Cameco and Orano's Dawn Lake joint venture.

Highlights

•	Step-out drilling delivers high-grade uranium intersections east of Hurricane - Drilling intersected mineralization beyond the existing Deposit footprint on both the L and K fault zones, including (See Table 2 for full results):
•	LE26-254 intersected 4.17% U₃O₈ over 2.0 m, or 5.44% U₃O₈ over 1.5 m, including 15.4% U₃O₈ over 0.5 m, 500 m east of Hurricane on the L fault zone and 29 m west along strike of drill hole LE26-234 (1.00% U3O8 over 1.5 m, including 2.75% U3O8 over 0.5 m).
•	LE26-250 intersected 3.86% U₃O₈ over 3.5 m, or 5.24% U₃O₈ over 2.5 m, including 13.8% U₃O₈ over 0.5 m, on the L fault zone, 75 m east of LE26-248 (4.21% U3O8 over 3.5 m, including 11.6% U3O8 over 1.0 m).
•	LE26-260 intersected 1.03% U₃O₈ over 2.0 m, including 1.88% U₃O₈ over 0.5 m, on the K fault zone, 45 m east of the Deposit.
•	Higher grades intersected within the previously interpreted low-grade shell - LE26-273 intersected 3.53% U₃O₈ over 3.0 m, or 5.02% U₃O₈ over 2.0 m, including 10.8% U₃O₈ over 0.5 m, on the L fault zone within the southern portion of the Deposit. This intercept is 11 m west of winter drill hole LE26-248 (4.21% U3O8 over 3.5 m, including 11.6% U3O8 over 1.0 m).
•	Uranium mineralization confirmed in 18 of 26 summer drill holes across 550 m of strike on the Hurricane South Trend, with assays confirming previously reported RS-125 spectrometer results (see September 8, 2026 press release).

Table 1. Selected Geochemistry Highlights, 2026 Summer Program, Larocque East Project1,2,3,4,5,6

Hole ID	Target Area	From (m)	To (m)	Length (m)	Radioactivity (cps)	Chemistry %U3O8
LE26-250	West L Fault	341.0	344.5	3.5	11,076	3.86
Includes		341.5	344.0	2.5	13,898	5.24
Includes		342.0	342.5	0.5	43,160	13.8
LE26-254	East L Fault	331.5	333.5	2.0	10,110	4.17
Includes		332.0	333.5	1.5	13,033	5.44
Includes		333.0	333.5	0.5	35,900	15.4
LE26-260	K Fault	331.5	333.5	2.0	3,319	1.03
Includes		332.0	332.5	0.5	6,430	1.88
LE26-273	West L Fault	328.0	331.0	3.0	14,135	3.53
Includes		328.5	330.5	2.0	20,170	5.02
Includes		329.0	329.5	0.5	43,055	10.8

1. See Table 2 for a listing of individual 0.5 m mineralized intervals defined as intervals over which average RS-125 handheld spectrometer readings on drill core exceeded 350 cps.
2. Radioactivity is total gamma from drill core measured with an RS-125 hand-held spectrometer.
3. Individual 0.5 m interval cps values reported throughout this press release are averages of three readings taken over the 0.5 m interval.
4. Measurements of total gamma cps on drill core are an indication of uranium content but may not correlate with uranium chemical assays.
5. All reported depths and intervals are drillhole depths and intervals, and do not represent true thickness, which have yet to be determined.
6. LE26-254 composite includes one 0.5m sample at 330 cps and 0.18% U3O8 that is not listed in Table 2 as the radiometric value was <350cps.

Figure 1 - Hurricane deposit, interpreted faults and drill hole locations, with selected 2026 summer (dark blue) and winter (pale blue) uranium assays. Summer drilling focused on the South Trend (J, K and L faults). Radiometric results, and uranium assay results for mineralized intervals in summer 2026 drill holes are provided in Table 2. * See Qualified Person Statement below.

Dan Brisbin, Vice President Geology, commented, "We are pleased that uranium assay results received to date for exploration holes completed on the Hurricane South Trend in the summer have substantiated previously released radiometric results. The LE26-248 and LE26-273 intercepts improve on uranium grades modelled for the southernmost portion of the Deposit in the 2022 resource estimate. Outside of the Deposit, grades up to 15.4% U3O8 in LE26-254 near the east end of the drill-defined extent of the L fault zone 500 metres east of the Deposit highlight potential of the sparsely tested projection of this structure to the east for which the Project team is currently proposing 2027 drilling."

The east-striking structures at Hurricane are grouped into three trends: the North Trend (minor unnamed faults north of the deposit), Main Trend (H and I faults), and the South Trend (J, K and L faults).

West L Fault Target

The West L fault target area was a major focus of the summer drill program. Drill holes LE26-253, LE26-255, LE26-261, LE26-268, and LE26-270 to LE26-274 were drilled to follow up on strong radioactivity intersected in drill holes LE26-248 and LE26-250 on the L-fault zone. This prospective structure is interpreted as a fault zone rather than as a discrete throughgoing single fault strand and 2026 drill holes in the west target area were designed to test across the width of the structural zone (Figure 1).  A strong illite spectral mineralogy signature dominates through the lower 150 m of sandstone with the lowermost five metres of sandstone dominantly characterized by a mix of illite and chlorite in most holes.

Many of the drill holes tested the optimal target position, specifically LE26-250, LE26-261, LE26-268, and LE26-273, where the results correlate with strongly elevated radioactivity.

LE26-250, drilled 75 m east of LE26-248, intersected 11,076 cps over 3.5 m between 341.0 and 344.5 m, including 43,160 cps over 0.5 m (see news release dated July 8, 2026). Uranium assays from this same 3.5 m interval in the basal sandstone immediately above the unconformity are 3.86% U₃O₈ over 3.5 m, including 5.24% U₃O₈ over 2.5 m where the corresponding average radiometry is 13,898 cps. The best single sample result in this interval is 13.8% U3O8 over 0.5 m. This hole intersected the unconformity 50 m east of the existing Hurricane footprint.

LE26-253 was drilled to test on strike of LE21-103, the southernmost hole within the existing Hurricane footprint. It intersected elevated radioactivity averaging 620 cps over 0.5 m between 337.5 and 338.0 m, about 3 m above the unconformity (see news release dated July 8, 2026).  This sample returned 0.247% U3O8 over 0.5 m.

LE26-255 was drilled 30 m east of LE26-250 to test for mineralization. The hole intersected faults and alteration in the sandstone and a graphitic fault in the basement but did not intersect significantly elevated radioactivity. As such, it was not sampled for uranium assays. Multi-element geochemical results from systematic composite samples are pending. Ideal target is interpreted to be about 10 m south.

LE26-261 was drilled to test the western projection of radioactivity intersected in winter drill hole LE26-243. It intersected 1,094 cps over 3.0 m from 331.0 to 334.0 m. The unconformity is at 333.5 m. Uranium assays from this same 3.0 m interval average 0.163% U3O8. The best result was 0.375% U3O8 over 0.5 m. The average radiometric value for the same 0.5 m sample is 1,785 cps.

LE26-268 was drilled to test the eastern projection of radioactivity intersected in LE26-250. It intersected 1,115 cps over 1.0 m from 329.5 to 330.5 m. The unconformity is at 329.7 m. Uranium assays from this same 1.0 m interval average 0.186% U3O8. The best result was 0.293% U3O8 over 0.5 m. The average radiometric value for the same 0.5 m sample is 1,350 cps.

Drill holes LE26-270, 271, 271c1 and 274 were drilled to test for continuity between the LE26-248 and LE26-250 intercepts along the L fault zone.

LE26-270 intersected 870 cps over 1.0 m from 327.5 to 328.5 m. Uranium assays from this same 1.0 m interval average 0.218% U3O8. The best result was 0.319% U3O8 over 0.5 m.

LE26-271 did not intersect significantly elevated radioactivity. As such, it was not sampled for uranium assays. Multi-element geochemical results from systematic composite samples are pending. LE26-271c1 was drilled as a wedge hole from LE26-271 to intersect ideal target.

LE26-271c1 intersected 498 cps over 1.0 m from 330.0 to 331.0 m. That same interval returned 0.049% U3O8.

LE26-272 intersected elevated radioactivity over 4.5 m in the basal sandstone from 322.5 to 327.0 m. The interval from 325.0 to 325.5 m returned 1,893 cps and 0.223% U3O8, and the interval from 326.0 to 326.5 m returned 1,160 cps and 0.275% U3O8. The unconformity is at 327.7 m.

LE26-273 intersected 3.53% U₃O₈ over 3.0 m from 328.0 to 331.0 m in graphitic pelite below the unconformity at 326.8 m. The RS-125 radiometry over this interval averaged 14,135 cps. The mineralized interval included 5.02% U₃O₈ over 2.0 m between 328.5 and 330.5 m where the corresponding average radiometry is 20,170 cps. The single best 0.5 m sample from 329.0 to 329.5 m returned 10.8% U3O8 and 43,055 cps.

This intersection is on the L fault zone in the southern portion of the Hurricane deposit previously interpreted as part of the low-grade shell. The intercept is 11 metres west of the winter hole LE26-248 intercept which returned 4.21% U3O8 over 3.5 m, including 11.6% U3O8 over 1.0 m.

LE26-274 intersected elevated radioactivity (320 to 1,190 cps) in the basal sandstone from 330.0 to 333.0 m, immediately above the unconformity at 333.0 m. Uranium assays from this same 3.0 m interval average 0.089% U3O8. This composite includes 0.5 m of internal dilution (one sample <350 cps). The best result was 0.260% U3O8 over 0.5 m, which corresponds to the highest 0.5 m average radiometric value of 1,190 cps.

J and K Fault Targets

Drillholes LE26-251, LE26-258, LE26-259, LE26-260, LE26-265B, and LE26-267 targeted interpreted J and K faults at the unconformity.

LE26-251 was drilled to test the J fault at the unconformity.  An interval of elevated radioactivity that averages 980 cps over 3.0 m between 331.0 m and 334.0 m, and which straddles the unconformity at 332.2 m, returned 0.319% U3O8. The best result was a 0.5 m sample from 331.5 m to 332.0 m within an interval with strong sooty pyrite alteration that returned 0.805% U3O8 and 1,580 cps. The drill hole intersected the unconformity 6 m north of optimal target.

Drill holes LE26-258 and LE26-259 did not intersect significantly elevated radioactivity. As such, they were not sampled for uranium assays. Multi-element geochemical results from systematic composite samples are pending.

LE26-258 intersected a strongly graphitic and pyritic unit that hosts multiple faults. The unconformity intercept in this hole is interpreted to be between the J and K faults. LE26-258 did not intersect significantly elevated radioactivity. As such, it was not sampled for uranium assays.

LE26-259 was drilled to test the K fault at the unconformity. The hole did not intersect elevated radioactivity and was not sampled for uranium assays. A strongly graphitic fault is present 26 m below unconformity, and the hole is interpreted to be north of the optimal target.

LE26-260 was drilled to test the J fault at the unconformity. The hole intersected averages of 0.56% U3O8 and 1,971cps over 4.5 m from 330.0 to 334.5 m in the basal sandstone above the unconformity at 335.1 m. This interval included 1.03% U3O8 and 3,319 cps over 2.0 m from 331.5 to 333.5 m. The best 0.5 m sample within this subinterval returned 1.88% U3O8 and 6,430 cps. The hole is interpreted to have overshot the J fault and intersected the K fault close to optimum target.

LE26-265B was drilled to test J fault at the unconformity. The hole intersected strong alteration and structure in the basal sandstone and basement; however, no significant radioactivity was intersected. The drill hole is interpreted to have intersected the unconformity between the J and K faults.

LE26-267 was drilled to test the K fault at the unconformity. The hole did not intersect significant radioactivity. The drill hole intersected a moderately illitic sandstone column from 150 m to 15 m above the unconformity. The basal 10 m of sandstone is a mix of chlorite and illite. Basement core hosts multiple graphitic faults and the most significant is a 30 cm graphitic fault, intersected 13 m below the unconformity. The drill hole is interpreted to be 5 m north of the optimal target.

Central L Fault Target

LE26-257 was completed to test mineralization between LE26-243 (1.75% U3O8 over 0.5 m and 0.60% U3O8 over 0.5 m, see May 12, 2026 press release) and LE22-115A (1.00% U3O8 over 2.0 m, including 3.30% U3O8 over 0.5 m, see July 15, 2022 press release). LE26-257 intersected an average of 686 cps from 326.5 to 331.0 m, in graphitic pelite immediately below the unconformity at 326.5 m. This composited interval includes 1.5 m of internal dilution (three samples for which average RS-125 over 0.5m are <350 cps). Uranium assays for the 4.5 m interval averaged 0.246% U3O8. The best result was 1.36% U3O8 over the 0.5 m characterized by 1,960 cps.

Drill holes LE26-256 and LE26-263 were completed to test for eastern extensions of mineralization intersected in LE21-101 and LE25-207 and described above in the West L Fault Target section.

LE26-256 intersected an average of 633 cps over 2.0 m in the basal sandstone from 320.0 m to 322.0 m. The corresponding uranium assay average for this interval is 0.149% U3O8. A 16 m wide zone of broken core with moderate alteration including strong hydrothermal hematite over a 2 m interval was intersected approximately 25 m above the unconformity at 321.8 m. Basement core intersected a significant cataclastic fault 39 m below the unconformity that was targeted at the unconformity with drill hole LE26-263.

LE26-263 is interpreted to have tested ideal target at the unconformity at 323.2 m. The drill hole intersected 2,023 cps over 1.0 m from 322.5 to 323.5 m. This interval returned 0.91% U3O8. The 0.5 m sample from 323.0 m to 323.5 m returned 1.06% U3O8 and 2,450 cps.

Results from mineralized intercepts in drill holes LE25-207 (1.61% U3O8 over 0.5 m and 1.71% U3O8 over 0.5 m) and LE21-101 (0.60% U3O8 over 4.5 m and 3.1% U3O8 over 0.5 m) drilled east of LE22-115A were previously reported on December 3, 2025 and February 3, 2022 respectively. These six holes from LE26-243 in the west, through LE26-257, LE22-115A, LE25-207, and LE21-101 to LE26-263 in the east define a 140 m long trend over which each hole intersected greater than 1.0% U3O8 over at least 0.5 m (Figure 1).

Hurricane Main Trend Target

LE26-269 was drilled on the Hurricane Main Trend 40 m east of the existing Deposit footprint. It intersected 476 cps and 0.056% U3O8 from 327.0 to 327.5 m within graphitic pelites below the unconformity at 322.5 m. This single hole test does not close off the potential extension on Main Trend mineralization east of the Deposit.

East L Fault Target

Drill holes LE26-252, LE26-254, LE26-262, LE26-264, LE26-266A were completed on the eastern portion of interpreted L-fault.

LE26-252 was drilled 30 m east of mineralized winter hole LE26-234 which intersected 1.00% U3O8 over 1.5 m (including 2.75% U3O8 over 0.5 m) 25 m above the unconformity, and 0.342% U3O8 over 0.5 m in a second interval immediately above the unconformity (see news release dated May 12, 2026). Multiple fault zones with strong quartz dissolution and white clay were intersected through lower sandstone in drill hole LE26-252. Moderate to strong clay alteration extends 9 m below the unconformity at 329.8m. Weakly elevated radioactivity was intersected within the clay altered zone (450 cps over 0.5 m from 333.5 m to 334.0 m). This sample interval returned 0.137% U3O8 over 0.5 m. The drill hole is interpreted to have intersected the unconformity 8 m north of the optimal target.

LE26-254 was drilled 29 m west of mineralized drill hole LE26-234. It intersected elevated radioactivity immediately below the unconformity from 331.5 to 333.5 m averaging 10,110 cps, including 35,900 cps over 0.5 m. The lower sandstone unit is strongly altered, with bleaching, argillization, and desilicification centered on fault zones, alongside patches of hydrothermal hematite immediately above the mineralized zone. Basement core down to 40 m below the unconformity is moderately altered with pervasive, mineral-controlled clay and chlorite. Radioactivity was intersected in the basement rather than at the unconformity (328.7 m), but the drill hole is interpreted to have tested the optimal target position, with the basement structure intersected immediately below the unconformity. The 2.0 m interval of elevated radioactivity from 331.5 m to 333.5 m returned 4.17% U3O8. This composite includes 0.5 m of internal dilution (one sample <350 cps). The 0.5 m interval between 333.0 and 333.5 m where the strongest radioactivity and visible pitchblende are present returned 15.4% U3O8.

LE26-262 was drilled to test up-dip of a basement structure intersected in drill hole LE26-252. It intersected strong alteration consisting of bleaching, desilicification, and argillization roughly 100 m above the unconformity at 338.5 m. The basal sandstone includes secondary hematite centred on a fault and strong clay replacement. The hole is interpreted to have intersected the unconformity 12 m south of the optimal target. It did not intersect significantly elevated radioactivity. As such, it was not sampled for uranium assays. Multi-element geochemical results from systematic composite samples are pending.

LE26-264 was drilled to test the L fault at the unconformity between LE26-234 and LE26-254. The hole intersected a 5.0 m long interval between 324.0 m and 329.0 m that averaged 849 cps and 0.170% U3O8. This composited interval includes 1.5 m of internal dilution (three samples for which average RS-125 over 0.5m are <350 cps). A 1.0 m long subinterval from 326.5 to 327.5 m, two metres below the unconformity at 324.3 m, averaged 2,490 cps and 0.51% U3O8. A second radioactive interval from 334.0 to 334.5 m in the basement that returned 610 cps and 0.110% U3O8 is associated with secondary hematite and clay. The hole achieved its objective, intersecting elevated radioactivity at the unconformity.

LE26-266A was drilled to test the projected extension of L fault 140 m east of drill hole LE26-252. It did not intersect significantly elevated radioactivity and was not sampled for assay grade uranium, but it did intersect a fault zone at the centre of an 80 m long interval of strongly bleached, argillized, and limonitized sandstone above the unconformity. The LE26-266A unconformity intercept is 20 m south of the interpreted optimal target and potential along the projected extension of the prospective L fault zone remains open. Multi-element geochemical results from systematic composite samples are pending.

Table 2. Summer 2026 drill hole summary, RS-125 spectrometer and uranium assay (% U3O8) results on intervals in which radioactivity met or exceeded 350 cps averaged over 0.5 m measured on core.

Table 2 footnote - LE26-265, LE26-265A, and LE26-266 were abandoned in sandstone and not listed. LE26-271C1 is a wedge off LE26-271.

Hurricane Resource Expansion Drilling

Summer drilling focused on expansion of the Hurricane mineral resource. Twenty-six holes were completed to target, with three holes abandoned in sandstone, for a total of 10,159 m. Aside from one hole (LE26-269) that tested the eastern extension of the Hurricane Main trend (Figure 1), all drilling was focused on the Hurricane South Trend. Within the South Trend, six holes tested the J and K faults, and eighteen holes tested the L fault east of the existing deposit footprint. LE26-273 tested the L fault within the existing Deposit footprint and extended the zone of elevated radioactivity associated with mineralization intersected by winter hole LE26-248 (4.21% U3O8 over 3.5 m, including up to 11.6% U3O8 over 1.0 m) 11 m to the west. Eighteen of twenty-six holes drilled in the summer intersected radioactivity greater than 350 cps averaged over a core length of 0.5 m (see press release dated September 8, 2026). Uranium assays recently received for all eighteen drill holes confirm the radioactive intervals in these holes correspond to significantly elevated uranium geochemistry.

Geoscience information gathered from the forty-three drill holes completed in 2026 is being integrated with existing information as the Hurricane area geological interpretation is updated to underpin development of 2027 drill targets. Multi-element geochemical results are pending and will be added when received.

Qualified Person Statement

The scientific and technical information contained in this news release was reviewed and approved by Dr. Dan Brisbin, P.Geo., IsoEnergy's Vice President, Geology, who is a "Qualified Person" (as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects). See the April 7, 2026, press release for information on quality assurance/quality control procedures. Dr. Brisbin has verified the data disclosed herein. Data verification procedures included comparing U3O8 assays, radioactivity measured on core with the RS-125 spectrometer, and radioactivity measured downhole with the Mt. Sopris 2PGA-1000 and Alpha Nuclear high flux (ANHF) probes; comparing RS-125 data to cps values marked on core boxes in core photos and checking reported composite lengths and U3O8 and cps values. For additional information regarding the Company's Larocque East Project, including the current mineral resource estimate for IsoEnergy's Hurricane Deposit, please see the technical report entitled "Technical Report on the Larocque East Project, Northern Saskatchewan, Canada" dated August 4, 2022, available on the Company's profile at www.sedarplus.ca

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU; TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource.

Cautionary Statement Regarding Forward-Looking Information

This press release contains forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, referred to as "forward-looking information"). Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". These forward-looking statements or information may relate to statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned future exploration activities and the anticipated results thereof. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that the results of planned exploration activities are as anticipated; the anticipated mineralization of IsoEnergy's projects being consistent with expectations and the potential benefits from such projects and any upside from such projects; the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company's planned activities will be available on reasonable terms and in a timely manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: negative operating cash flow and dependence on third party financing; uncertainty of additional financing; no known mineral reserves; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of exploration activities being different than anticipated; changes in exploration programs based upon results; availability of third party contractors; availability of equipment and supplies; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena; other environmental risks; changes in laws and regulations; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; other risks associated with the mineral exploration industry, and general economic and political conditions in Canada, the United States and other jurisdictions where the Company conducts business. Other factors which could materially affect such forward-looking information are described in the risk factors in IsoEnergy's most recent annual management's discussion and analysis and annual information form and IsoEnergy's other filings with the securities regulators which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. IsoEnergy does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Cautionary Note to United States Investors Regarding Presentation of Mineral Resource Estimates

The mineral resource estimates included in this press release have been prepared in accordance with the requirements of the securities laws in effect in Canada and Australia, as applicable, which differ in certain material respects from the disclosure requirements promulgated by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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For further information: For More Information, Please Contact: Philip Williams CEO and Director, info@isoenergy.ca, 1-833-572-2333, X: @IsoEnergyLtd, www.isoenergy.ca

CO: IsoEnergy Ltd.

CNW 07:00e 05-NOV-26